UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Liquidation of UFJ Property Management Co., Ltd. and Diamond Property Management Co., Ltd.

Tokyo, January 25, 2007—Mitsubishi UFJ Financial Group, Inc. (MUFG) announced today that The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of MUFG, has decided to liquidate UFJ Property Management Co., Ltd. (UFJPM) and Diamond Property Management Co., Ltd. (DPM) (collectively, ‘the Subsidiaries’) , both of which are subsidiaries of BTMU.

1.	Outline of the Subsidiaries

(1)	UFJPM

	Address:	5-1, Kandaogawacho 1-Chome, Chiyoda-ku, Tokyo

	Director:	Tomoo Matsumura

	Capital:	Japanese Yen 200 million

	Main Business:	Bidding in judicial foreclosures, possession and management of real estate collateral for BTMU

(2)	DPM

	Address:	18-14, Hongo 3-Chome, Bunkyo-ku, Tokyo

	Director:	Tomoo Matsumura

	Capital:	Japanese Yen 300 million

	Main Business:	Bidding in judicial foreclosures, possession and management of real estate collateral for BTMU

2.	Reason for liquidation

It has been decided to liquidate the Subsidiaries as the sales of their real estate has been completed.

3.	Timing of liquidation

Liquidation of UFJPM is expected to be completed by the end of August 2007 and liquidation of DPM is expected to be completed by the end of September 2007.

4.	Impact on MUFG’s business forecast

This event is not expected to have any material effect on MUFG’s previously announced business forecast for the current fiscal year.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651